SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. ___)


               SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.
_____________________________________________________________________________
                              (Name of Issuer)


                                843395 10 4
_____________________________________________________________________________
                               (CUSIP Number)



                             Georgia S. Derrico
             Chairman of the Board and Chief Executive Officer
                 Southern National Bancorp of Virginia, Inc.
                    1770 Timberwood Boulevard, Suite 100
                      Charlottesville, Virginia 22911
                         Telephone: (434) 973-5242

                                 Copy to:

                              Timothy B. Matz
                            Jeffrey A. Koeppel
                   Elias, Matz, Tiernan & Herrick L.L.P.
                            734 15th Street, NW
                                12th Floor
                          Washington, D.C. 20005
                         Telephone: (202) 347-0300
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              November 6, 2006
_____________________________________________________________________________
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]







                             (Page 1 of 8 Pages)

CUSIP No. 843395 10 4                  13D                  Page 2 of 8 Pages



_____________________________________________________________________________

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Georgia S. Derrico
_____________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [x]
    (see instructions)                                              (b) [ ]
_____________________________________________________________________________

3   SEC USE ONLY
_____________________________________________________________________________

4   SOURCE OF FUNDS (see instructions)

         PF
_____________________________________________________________________________

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
_____________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
_____________________________________________________________________________

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES                35,000
BENEFICIALLY  _______________________________________________________________
 OWNED BY
   EACH        8   SHARED VOTING POWER
 REPORTING
PERSON WITH            300,000
              _______________________________________________________________

               9   SOLE DISPOSITIVE POWER

                        35,000
              _______________________________________________________________

              10   SHARED DISPOSITIVE POWER

                       300,000
_____________________________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         335,000
_____________________________________________________________________________

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
    CERTAIN SHARES (see instructions)
_____________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.1%
_____________________________________________________________________________

14  TYPE OF REPORTING PERSON (see instructions)

         IN
_____________________________________________________________________________

CUSIP No. 843395 10 4                  13D                  Page 3 of 8 Pages


_____________________________________________________________________________

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO.OF ABOVE PERSONS (ENTITIES ONLY)

          R. Roderick Porter
_____________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [x]
    (see instructions)                                              (b) [ ]
_____________________________________________________________________________

3   SEC USE ONLY
_____________________________________________________________________________

4   SOURCE OF FUNDS (see instructions)

          PF
_____________________________________________________________________________

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
_____________________________________________________________________________

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
_____________________________________________________________________________

               7   SOLE VOTING POWER
 NUMBER OF
  SHARES                35,000
BENEFICIALLY  _______________________________________________________________
 OWNED BY
   EACH        8   SHARED VOTING POWER
 REPORTING
PERSON WITH            300,000
              _______________________________________________________________

               9   SOLE DISPOSITIVE POWER

                        35,000
              _______________________________________________________________

              10  SHARED DISPOSITIVE POWER

                       300,000
              ______________________________________________________________

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          335,000
_____________________________________________________________________________

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
    CERTAIN SHARES (see instructions)
_____________________________________________________________________________

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          6.1%
_____________________________________________________________________________

14  TYPE OF REPORTING PERSON (see instructions)

          IN
_____________________________________________________________________________

 CUSIP No. 843395 10 4                  13D                Page 4 of 8 Pages


 ITEM  1.   SECURITY AND ISSUER.

       This Statement relates to the shares of common stock, $0.01 par value ("Common Stock"), of Southern National Bancorp of
 Virginia, Inc., a Virginia corporation (the "Issuer").  The
 Issuer's principal executive offices are located at 1002
 Wisconsin Avenue, N.W., Washington, D.C. 20007.

 ITEM  2.   IDENTITY AND BACKGROUND.

 (a)   Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the
       General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D Statement is hereby filed jointly by Georgia S. Derrico
       ("Derrico") and R. Roderick Porter ("Porter") (collectively the "Reporting Persons"). Both of the Reporting Persons are individuals.

       Exhibit 1 to this Statement is a written agreement between the Reporting Persons that authorizes the filing of this Statement on behalf of each of them.

 (b)   Derrico's and Porter's business address is 1002 Wisconsin
       Avenue, N.W., Washington, D.C. 20007.

 (c)   Derrico is the Chairman of the Board and Chief Executive
       Officer of the Issuer. Porter is a director and the President of the Issuer. The Issuer's principal office address is 1770
       Timberwood Boulevard, Suite 100, Charlottesville, Virginia 22911.

 (d-e) Neither of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

 (f)   Both Reporting Persons are citizens of the United States of
       America.

 ITEM  3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Reporting Persons are married to each other. Derrico and Porter each purchased ten-year pre-organization warrants having an exercise price of $10.00 per share exercisable for 7,500 shares of the Issuer's Common Stock, for a total of 15,000 shares, in a private placement in October 2004. In March 2005, Derrico and Porter jointly purchased 200,000 shares of Common Stock in the Issuer's private placement of its Common Stock. Derrico and Porter have each been granted ten-year options to purchase 27,500 shares of Common Stock under the Issuer's 2004 Stock Option Plan at an exercise price of $10.00 per share. Derrico and Porter jointly purchased 100,000 shares of Common Stock in the Issuer's initial public offering. Their aggregate holdings (including currently exercisable options and warrants) total 370,000 shares of common stock or 6.6% of the total 5,570,000 shares issued and outstanding (including the assumed exercise of 70,000 shares


 CUSIP No. 843395 10 4                  13D               Page 5 of 8 Pages



 subject to the Reporting Persons' currently exercisable options and warrants) as of November 6, 2006. All shares were purchased using personal funds. No funds were borrowed for such purpose.

 ITEM  4.   PURPOSE OF TRANSACTION

       The Reporting Persons acquired the Common Stock for personal investment purposes and to support the business efforts of the Issuer. Derrico is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer and Porter is a director and President of the Issuer. Their presence on the Board of Directors may result in influencing the outcome of Board decisions on various matters that may come before the Board. To the extent a matter comes before the Board that may, in the judgment of the Reporting Persons, present a conflict of interests, one or both of the Reporting Persons (as applicable) will recuse themselves from the discussion and voting on such matters.

      Except as described in the preceding paragraph, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
 (a) through (j), inclusive, of the instructions to Item 4 of the
 Schedule 13D. However, both Reporting Persons intend to continuously review the business and prospects of the Issuer, and may, at any time and/or from time to time, depending upon future developments, review or reconsider their individual positions and formulate plans or proposals that relate or would result in any of the events enumerated in the paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

 ITEM  5.   INTEREST IN SECURITIES OF THE ISSUER.

 (a-b) Derrico is the beneficial owner of 335,000 shares representing 6.1% of the Issuer's outstanding common stock. This includes a warrant to purchase 7,500 shares and options to purchase 27,500 shares, both of which are fully exercisable. Derrico has sole power to vote and dispose of 35,000 shares attributed to her and shared power to vote and dispose of 300,000 shares.

       Porter is the beneficial owner of 335,000 shares representing 6.1% of the Issuer's outstanding common stock. This includes warrants to purchase 7,500 shares and options to purchase 27,500 shares, both of which are fully exercisable. Porter has sole power to vote and dispose of 35,000 shares attributed to him and shared power to vote and dispose of 300,000 shares.

       Derrico and Porter have an adult son, R. Devon Porter, who resides with them and is the Secretary of the Company and an employee of the Company's wholly-owned subsidiary. R. Devon Porter owns 10,000 shares of the Issuer's Common Stock. Derrico and Porter disclaim beneficial ownership of the shares owned by R. Devon Porter

       The Reporting Persons founded the Issuer and have managed its operations together since its organization in July 2004. There are no formal agreements or arrangements between Derrico and Porter pursuant to which either of them may be deemed to currently have

 CUSIP No. 843395 10 4                  13D               Page 6 of 8 Pages


       voting or dispositive power with respect to the shares individually owned by the other.

 (c) In connection with the Issuer's recent initial public offering, Derrico and Porter jointly purchased, through the underwriters involved with the offering, 100,000 shares on November 6, 2006 at a price of $14.00 per share.

 (d)   Not applicable.

 (e)   Not applicable.

 ITEM  6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

     The Reporting Persons have entered into lock up-agreements with the Issuer generally providing, subject to limited exceptions, that they will not, without the prior written consent of FIG Partners, L.L.C., the underwriter of the Issuer's initial public offering, directly or indirectly, during the period generally ending 180 days after the date of the final prospectus (subject to extension under certain circumstances) filed in connection with the Issuer's initial public offering, sell, offer to sell or otherwise dispose or transfer any shares. Notwithstanding these restrictions, the Reporting Persons will each be entitled to transfer shares (i) as a bona fide gift (provided that the donor be bound by the restrictions in the lock-up agreement), by will or intestate succession, (ii) to any trust, family partnership or limited liability company for the direct or indirect benefit of the Reporting Persons or their immediate family, provided that any such entity agrees to be bound by the restrictions in the lock-up agreement, (iii) upon the death of either of the Reporting Persons to his/her executors, administrators or beneficiaries, or (iv) with the prior written consent of FIG Partners, L.L.C. Shares acquired upon the exercise of options will also be subject to the lock-up agreement.

     Except as described in the preceding paragraphs, and the remainder of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between the Reporting Persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit No.       Exhibit
 ____________      _______________________________________________________
      1            Joint Filing Agreement dated November 6, 2006 between
                   Derrico and Porter.

CUSIP No. 843395 10 4                  13D                Page 7 of 8 Pages


                                    SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:     November 6, 2006                 By    /s/ Georgia S. Derrico
                                                 ____________________________
                                           Name: Georgia S. Derrico


Date:     November 6, 2006                 By    /s/ R. Roderick Porter
                                                 ____________________________
                                           Name: R. Roderick Porter


CUSIP No. 843395 10 4                  13D                 Page 8 of 8 Pages


                              JOINT FILING AGREEMENT

                            Dated as November 6, 2006

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Georgia
S. Derrico and R. Roderick Porter on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.01 par value, of Southern National Bancorp of Virginia, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of November 2006.


                                   By    /s/ Georgia S. Derrico
                                         __________________________________
                                   Name: Georgia S. Derrico


                                   By    /s/ R. Roderick Porter
                                         __________________________________
                                   Name: R. Roderick Porter